January 10, 2008
Via Facsimile and EDGAR Correspondence
LaTonya Reynolds
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Acceleration of Effective Date Local.com Corporation Form S-3/A No.1, Filed January 10, 2008 File No. 333-147494
Dear Sirs:
     Local.com Corporation (“Company”) hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective on January 14, 2008 at 2:00 p.m. Pacific Standard Time, or as soon as practicable thereafter.

Very truly yours, LOCAL.COM CORPORATION
By:	/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer

One Technology Drive, Building G Irvine, CA 92618 Tel 949.784.0800 Fax 949.784.0880 www.local.com